FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Date of publication of January – December 2017 Results	2

NOTICE

January-December 2017 Results

Earnings Release

Date:     Thursday, February 22nd, 2018

Time:    07:30 (Madrid time)

Conference Call

Date:     Thursday, February 22nd, 2018

Time:10:00 (Madrid time)
09:00 (London time)
04:00 (NY time)

To be webcast live over the internet

You can log in via our website at:
https://www.telefonica.com/en/web/shareholders-investors

To listen to the call, we kindly suggest you access the webcast via Telefónica’s website.

To participate in the Q&A session, please dial in 10 minutes before the start of the conference call on one of the following numbers:

From Spain: +34 91 419 25 24
From the United States: +1 646 828 8193
From the U.K. and other countries: +44 (0) 330 336 94 11

Conference Code: 2429762

If you have any questions, please do not hesitate to contact Elena Romero at elena.romerocanas@telefonica.com, or at phone number +34 91 482 87 00.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 22, 2018	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
			Name:	Ramiro Sánchez de Lerín García-Ovies
			Title:	General Secretary and Secretary to the Board of Directors